Your Ref: SEC File No. 83-2 Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the
Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2023

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1)	Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2023 is set out in Appendices A and B.

(2)	Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 30 September 2023 have not been approved by the ADB’s Board of Directors but will be provided following approval.

(3)	Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

On 1 September 2023, Fatima Yasmin assumed the position of Vice-President for Sector and Themes.

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE THIRD QUARTER 2023

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

1840_GMTN1533_00_2	13-Jul-23	13-Jul-26	4.40% CAD FIXED RATE NOTE 23/26	CAD	1,000,000,000.00
			CAD TOTAL		1,000,000,000.00

1841_GMTN1534_00_1	3-Aug-23	3-Aug-33	1.5525% CHF FIXED RATE NOTE 23/33	CHF	115,000,000.00
			CHF TOTAL		115,000,000.00

1798_GMTN1495_01_2	19-Sep-23	3-Mar-25	12.75% COP FIXED RATE DUAL CURRENCY NOTE 23/25	COP	125,000,000,000.00
1800_GMTN1497_01_2	30-Aug-23	7-Mar-25	13% COP FIXED RATE DUAL CURRENCY NOTE 23/25	COP	135,000,000,000.00
1844_GMTN1537_00_2	24-Jul-23	24-Jul-24	11.75% COP FIXED RATE DUAL CURRENCY NOTE 23/24	COP	488,000,000,000.00
1846_GMTN1539_00_2	31-Jul-23	31-Jan-25	11.2% COP FIXED RATE DUAL CURRENCY NOTE 23/25	COP	600,000,000,000.00
1852_GMTN1545_00_2	31-Aug-23	31-Aug-26	11% COP FIXED RATE DUAL CURRENCY NOTE 23/26	COP	125,000,000,000.00
1853_GMTN1546_00_2	31-Aug-23	31-Aug-28	10.12% COP FIXED RATE DUAL CURRENCY NOTE 23/28	COP	62,000,000,000.00
1861_GMTN1553_00_2	25-Sep-23	25-Sep-28	10.25% COP FIXED RATE DUAL CURRENCY NOTE 23/28	COP	45,000,000,000.00
			COP TOTAL		1,580,000,000,000.00

1860_GMTN1552_00_2	21-Sep-23	21-Jan-25	30% EGP FIXED RATE DUAL CURRENCY NOTE 23/25	EGP	500,000,000.00
			EGP TOTAL		500,000,000.00

1842_GMTN1535_00_1	17-Jul-23	15-Aug-25	6.125% GBP FIXED RATE NOTE 23/25	GBP	1,000,000,000.00
1854_GMTN1547_00_1	29-Aug-23	24-Oct-28	5.125% GBP FIXED RATE NOTE 23/28	GBP	300,000,000.00
			GBP TOTAL		1,300,000,000.00

1856_NMTN_00	13-Sep-23	18-Sep-28	GEL FLOATING RATE NOTES AMORTIZING 23/28	GEL	259,690,000.00
			GEL TOTAL		259,690,000.00

1845_GMTN1538_00_2	28-Jul-23	28-Jul-25	4.17% HKD FIXED RATE NOTE 23/25	HKD	200,000,000.00
1849_GMTN1542_00_2	21-Aug-23	21-Feb-25	4.3% HKD FIXED RATE NOTE 23/25	HKD	200,000,000.00
1850_GMTN1543_00_2	24-Aug-23	24-Feb-25	4.31% HKD FIXED RATE NOTE 23/25	HKD	200,000,000.00
1851_GMTN1544_00_2	24-Aug-23	24-Aug-25	4.395% HKD FIXED RATE NOTE 23/25	HKD	300,000,000.00
1858_GMTN1550_00_2	18-Sep-23	18-Sep-26	4.135% HKD FIXED RATE NOTE 23/26	HKD	80,000,000.00
1859_GMTN1551_00_2	18-Sep-23	18-Mar-25	4.32% HKD FIXED RATE NOTE 23/25	HKD	200,000,000.00
1864_GMTN1556_00_2	28-Sep-23	28-Mar-25	4.45% HKD FIXED RATE NOTE 23/25	HKD	200,000,000.00
			HKD TOTAL		1,380,000,000.00

1847_GMTN1540_00_1	4-Aug-23	5-Aug-25	11.25% MNT FIXED RATE DUAL CURRENCY NOTE 23/25	MNT	35,000,000,000.00
1848_GMTN1541_00_1	16-Aug-23	18-Jul-26	11.25% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 23/26	MNT	13,700,000,000.00
			MNT TOTAL		48,700,000,000.00

1836_GMTN1531_00_2	13-Jul-23	14-Jul-25	8.83% MXN FIXED RATE NOTE 23/25	MXN	35,000,000.00
			MXN TOTAL		35,000,000.00

1582_GMTN1293_07_2	2-Aug-23	16-Jun-26	USD FLOATING RATE NOTES 23/26	USD	100,000,000.00
1582_GMTN1293_08_2	7-Aug-23	16-Jun-26	USD FLOATING RATE NOTES 23/26	USD	100,000,000.00
1582_GMTN1293_09_2	11-Aug-23	16-Jun-26	USD FLOATING RATE NOTES 23/26	USD	100,000,000.00
1608_GMTN1317_02_1	9-Aug-23	27-Aug-26	USD FLOATING RATE NOTES 23/26	USD	100,000,000.00
1608_GMTN1317_03_1	31-Aug-23	27-Aug-26	USD FLOATING RATE NOTES 23/26	USD	75,000,000.00
1843_GMTN1536_00_2	27-Jul-23	27-Jul-43	USD ZERO COUPON/ CALLABLE 23/43	USD	50,000,000.00
1855_GMTN1548_00_1	31-Aug-23	25-Aug-28	4.5% USD FIXED RATE/GLOBAL 23/28	USD	4,000,000,000.00
1857_GMTN1549_00_2	14-Sep-23	15-Sep-33	4.65% USD FIXED RATE CALLABLE NOTES 23/33	USD	5,000,000.00
1862_GMTN1554_00_2	26-Sep-23	26-Sep-28	4.875% USD FIXED RATE CALLABLE NOTES 23/28	USD	500,000,000.00
1863_GMTN1555_00_2	25-Sep-23	25-Sep-43	USD ZERO COUPON/ CALLABLE 23/43	USD	30,000,000.00
			USD TOTAL		5,060,000,000.00

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE THIRD QUARTER 2023

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION

AUD
AUD	1008_AUDM0013_00_1	5-Sep-23	5-Sep-23	4.5% AUD FIXED RATE NOTE 13/23	0.00	150,000,000.00
AUD	1008_AUDM0013_01_1	5-Sep-23	5-Sep-23	4.5% AUD FIXED RATE NOTE 17/23	0.00	200,000,000.00
AUD	1008_AUDM0013_02_1	5-Sep-23	5-Sep-23	4.5% AUD FIXED RATE NOTE 18/23	0.00	325,000,000.00
				AUD - TOTAL	0.00	675,000,000.00
AZN
AZN	1768_GMTN1467_00_1	31-Jul-25	2-Aug-23	6% AZN FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 23/25	1,672,000.00	b	0.00
				AZN - TOTAL	1,672,000.00		0.00
CNY
CNY	1601_GMTN1310_00_2	10-Aug-23	10-Aug-23	2.375% CNY FIXED RATE NOTE 20/23	0.00		200,000,000.00
				CNY - TOTAL	0.00		200,000,000.00
HKD
HKD	1718_GMTN1419_00_2	19-Sep-23	19-Sep-23	3.285% HKD FIXED RATE NOTE 22/23	0.00		200,000,000.00
HKD	1719_GMTN1418_00_2	16-Sep-23	16-Sep-23	3.24% HKD FIXED RATE NOTE 22/23	0.00		200,000,000.00
HKD	1727_GMTN1427_00_2	30-Sep-23	30-Sep-23	3.715% HKD FIXED RATE NOTE 22/23	0.00		400,000,000.00
				HKD - TOTAL	0.00		800,000,000.00
JPY
JPY	0578_GMTN336_00_2	9-Jul-23	9-Jul-23	20% JPY FIXED IR FX Semi Annual	1,500,000,000.00	a	0.00
				JPY - TOTAL	1,500,000,000.00		0.00
KZT
KZT	1708_GMTN1405_00_0	12-Aug-25	14-Aug-23	14.15% KZT FIXED RATE / AMORTIZING NOTES 22/25	1,079,875,000.00	b	0.00
KZT	1769_GMTN1453_00_1	21-Jan-25	24-Jul-23	16.65% KZT FIXED RATE / AMORTIZING NOTES 23/25	82,081,000.00	b	0.00
				KZT- TOTAL	1,161,956,000.00		0.00
MXN
MXN	0999_GMTN0745_00_2	11-Jul-23	11-Jul-23	MXN DEEP DISCOUNT NOTES 13/23	0.00		750,000,000.00
				MXN - TOTAL	0.00		750,000,000.00
NOK
NOK	1277_GMTN1002_00_2	17-Jul-23	17-Jul-23	1.747% NOK FIXED RATE NOTE 18/23	0.00		1,000,000,000.00
NOK	1277_GMTN1002_01_2	17-Jul-23	17-Jul-23	1.747% NOK FIXED RATE NOTE 18/23	0.00		500,000,000.00
				NOK - TOTAL	0.00		1,500,000,000.00
PKR
PKR	1482_GMTN1189_00_1	22-Aug-23	22-Aug-23	7.5% PKR FIXED RATE DUAL CURRENCY NOTE 20/23	0.00		1,830,000,000.00
				PKR - TOTAL	0.00		1,830,000,000.00
PLN
PLN	1713_GMTN1413_00_2	7-Sep-23	7-Sep-23	7.75% PLN FIXED RATE NOTE 22/23	0.00		400,000,000.00
				PLN - TOTAL	0.00		400,000,000.00
RUB
RUB	1451_GMTN1165_00_2	15-Sep-23	15-Sep-23	3.75% RUB FIXED RATE NOTE 20/23	0.00		1,000,000,000.00
				RUB - TOTAL	0.00		1,000,000,000.00
UAH
UAH	1595_GMTN1305_00_2	14-Jul-23	14-Jul-23	9.4% UAH FIXED RATE DUAL CURRENCY NOTE 21/23	0.00		300,000,000.00
				UAH - TOTAL	0.00		300,000,000.00
USD
USD	1431_GMTN1149_00_1	14-Jul-23	14-Jul-23	0.25% USD FIXED RATE/GLOBAL 20/23	0.00		4,000,000,000.00
				USD - TOTAL	0.00		4,000,000,000.00

a Fully terminated on indicated Redemption Date
b Partially redeemed on indicated Redemption Date